File No. 811-1056

U.S. SECURITIES AND EXCHANGE COMMISSION

Form 40-17G/A

Notice Submission

1)	Erroneous filing
Accession Number: 0001010549-09-000479
Form Type: 40-17G
Submission Date: July 8, 2009

2)	The above referenced filing was submitted in error and should be disregarded. This “notice” submission notifies the dissemination stream to disregard the submission.

CAPITAL SOUTHWEST CORPORATION

12900 Preston Road, Suite 700
Dallas, Texas 75230

July 9, 2009